SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 14, 2025

List of Materials

Documents attached hereto:

Explanatory Material for the Partial Spin-off of the Financial Services Business

Explanatory Material for the Partial Spin-off of the Financial Services Business May 14, 2025 Sony Group Corporation This material is intended to provide an explanation of the details of the partial spin-off of the Financial Services Business by Sony Group Corporation, and does not constitute any offer of securities for sale in the United States or any other jurisdiction. For details of the Spin-off, please also refer to the “Q&A for the Partial Spin-off of the Financial Services Business” (URL: https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/qa_E.pdf).

2 Abbreviations Used in this Material Abbreviation Official Name / Definition Sony Sony Group Corporation SFGI Sony Financial Group Inc.（a wholly-owned subsidiary of Sony which operates the Financial Services business) Sony share(s) Share(s) of common stock of Sony SFGI share(s) Share(s) of common stock of SFGI Sony FG Sony Financial Group (SFGI and its consolidated subsidiaries) Board Board of Directors Spin-off Sony’s partial spin-off of the Financial Services business TSE Tokyo Stock Exchange Nomura Securities Nomura Securities Co., Ltd. SEC U.S. Securities and Exchange Commission JPMorgan JPMorgan Chase Bank, N.A. ADR American Depositary Receipt Sony ADRs Sony’s American Depositary Receipts SFGI ADRs Unsponsored American Depositary Receipts of SFGI shares OTC Over-the-Counter DTC U.S. Depository Trust Company IFRS Accounting Standards IFRS® Accounting Standards as issued by the International Accounting Standards Board AOCI Accumulated other comprehensive income

3 Overview of the Spin-off *1 The execution of the Spin-off is subject to approval from the TSE for the listing of SFGI shares, as well as approvals, certifications and/or permissions by other relevant authorities. *2 SFGI submitted a preliminary application for the initial listing to the TSE on May 8, 2025, and plans to submit the final application for the initial listing prior to the execution of the Spin-off. For details of the direct listing, please refer to page 7. Sony and SFGI have appointed Nomura Securities, Goldman Sachs Japan Co., Ltd., and JPMorgan Securities Japan Co., Ltd. to serve as financial advisors for the execution of the Spin-off. Sony In the Spin-off, slightly more than 80% of SFGI shares will be distributed to shareholders of Sony through dividends in kind*1. In order to secure the liquidity of SFGI shares, SFGI shares are expected to be listed on the TSE Prime Market through a direct listing*2. As a result of the execution of the Spin-off, shareholders of Sony will hold both listed shares of Sony and SFGI. Sony After the Spin-off Sony Before the Spin-off The Spin-off Shareholders Shareholders Sony holds 100% of SFGI shares Slightly more than 80% of SFGI shares will be distributed to shareholders of Sony through dividends in kind, effective on October 1, 2025 Shareholders of Sony will hold listed shares of both Sony and SFGI Sony plans to continue holding slightly less than 20% of SFGI shares SFGI will be an affiliate of Sony accounted for using the equity method Shareholders 100% Slightly more than 80% of SFGI shares will be distributed through dividends in kind Slightly less than 20% SFGI SFGI SFGI

4 Sony FG to carry out growth strategies flexibly while continuing to use the Sony brand ‒ Because Sony plans to continue holding a portion of SFGI shares, Sony FG will be able to continue using the Sony brand after the Spin-off ‒ Sony FG expects to be able to focus on the independent business and growth strategies of the Financial Services business and accelerate its decision making Sony to focus on a business portfolio centered around creation ‒ Sony plans to focus on capital allocation in the growth areas centered around the three entertainment businesses and the image sensor business ‒ Sony expects to be able to optimize its balance sheet, which has expanded as the Financial Services business has grown Objectives of the Spin-off To Realize Sustainable Growth of Both Sony and Sony FG Execution of the Spin-off Improved management speed and flexibility by eliminating restrictions from parent-subsidiary listing structure Promoted growth strategies for each Sony FG subsidiary and strengthened collaboration among these businesses Strengthened creation of synergies within the Sony Group Initiatives and Achievements after SFGI Became a Wholly Owned Subsidiary

Overview of the Spin-off Schedule



2023
2024
2025
Planned
May 18
Corporate Strategy Meeting
Announcement of beginning of assessment of the Spin-off
Feb 13
Approval Based on the Act on Strengthening Industrial Competitiveness of Japan
Approval regarding Sony's Corporate Restructuring Plan for the Spin-off based on the Act on Strengthening Industrial Competitiveness of Japan
May 14
Determination of the plan for the Spin-off
Announcement of the detailed plan of the Spin-off
May 29
Financial Services Investor Day
Presentation about growth strategy of the Financial Services business and overview of the Spin-off
Early Sep
Resolution of Sony's Board
Resolution of Sony's Board for the distribution of dividends in kind*1 as the Spin-off
Sep 26
Last Trading Date with Dividend Rights of Sony shares
Sep 29
Ex-dividend Date of Sony shares*2 / Listing Date of SFGI shares
Sep 30
Record Date of Dividends in Kind
Oct 1
Effective Date of the Spin-off/Dividends in kind
Sony Shares
SFGI Shares
Distribution of dividends in kind at a rate of one SFGI share to one Sony share*3
SFGI Shares to be listed and become tradable*4
(TSE will implement necessary revisions to enable the listing of the spun-off company's shares from the ex-dividend date of the spinning-off company)
Dividends in kind to be effective and SFGI shares to be distributed

*1 Sony obtained approval regarding its Corporate Restructuring Plan for the Spin-off based on the Act on Strengthening Industrial Competitiveness of Japan. Based on the Act, Sony plans to execute the Spin-off (the distribution of dividends in kind) by a resolution of Sony's Board.

*2 For further information of the trading on the ex-dividend date, please refer to page 12.

*3 Please refer to page 6 for further conditions in order to receive distribution of SFGI shares.

*4 Please contact your securities company to confirm whether or not you are able to trade.

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6 Details of Receipt of Dividends in Kind *1 Settlement dates will be two business days after the execution of Buy/Sell orders. Last trading date of Sony shares with dividend rights Record date of dividends in kind Sep 26 (Fri) 30 (Tue) Holding Sony shares Buy Order*1 29 (Mon) 27 (Sat) 28 (Sun) Oct 1 (Wed) Hold Sony shares as of Sep 26 and have not executed sell orders by that day Do not hold Sony shares as of Sep 26 but have executed buy orders after that day SFGI shares will be distributed on Wednesday, October 1, 2025, through dividends in kind, to shareholders appearing in Sony’s register of shareholders as of the record date of dividends in kind on Tuesday, September 30, 2025. Holding Sony shares Sell Order*1 Hold Sony shares as of Sep 26 and have executed sell orders by that day Do not hold Sony shares as of Sep 26 but have executed buy orders by that day Buy Order*1 Effective date of dividends in kind Case*1 Holding as of record date of dividends in kind Yes No No Yes 1 3 2 4 Shareholders who can receive dividends in kind Shareholders who cannot receive dividends in kind Holding Sony shares Holding Sony shares

7 Listing through Direct Listing *1 The first center price on the trading board is the price that is used as a basis for the matching mechanism until the initial price is determined and does not indicate any actual trading price or equity value of SFGI shares, for which trading is scheduled to start from Monday, September 29, 2025. The Spin-off will employ a direct listing, by which SFGI shares will be listed without a primary or secondary offering. This is the first direct listing case in Japan since 2000. Direct Listing IPO (Primary or Secondary Offering in Connection with the Initial Listing) Primary Secondary New Share Issuance No Yes No Primary or Secondary Offering No Offering of New Shares Offering of Issued Shares Listing Examination Yes (by the TSE) Yes (by the TSE) Method of Determining the First Center Price on the Trading Board*1 Determined by the TSE, referring to the reference price ‒ The reference price is submitted by the listing sponsor The primary or secondary offering price will be used as the first center price on the trading board ‒ These prices are determined through bookbuilding or auction Method of Determining Initial Price after Listing To be determined according to the actual supply and demand from investors for SFGI shares, within a range that incorporates the regular renewal price interval applied to the upper and lower price limits of the matching mechanism, which will be defined based on the first center price on the trading board on the listing date

Determination of Price of SFGI Shares

- The initial price after listing will be determined via the TSE's *Itayose* Method (call auction), according to investors' supply and demand for SFGI shares.
- The first center price on the trading board on the listing date before determination of the initial price will be determined by the TSE based on the reference price to be submitted by Nomura Securities, as the listing sponsor.

Up to a week before the listing date

- Nomura Securities, the listing sponsor, submits the reference price for SFGI shares to the TSE

  A price referred to in order to determine the upper and lower limits of the matching mechanism before determination of the initial price, which is determined by the first center price on the trading board (does not indicate any actual trading price or the equity value of SFGI shares)

By the listing date

- The TSE determines and announces the first center price on the trading board of SFGI shares on the listing date, based on the reference price as shown to the left

On the listing date (September 29, 2025)

- The matching mechanism*2 before determination of the initial price on the listing date is as follows:
  Upper limit = The first center price on the trading board × 2.3
  Lower limit = The first center price on the trading board × 0.75
- The initial price will be established through the TSE's Itayose Method (call auction), **according to investors' supply and demand** for SFGI shares, within a range that incorporates the regular renewal price interval applied to the upper and lower price limits of the matching mechanism
- The share price after the determination of the initial price will also be determined **according to supply and demand**

Reference price —Reference→ **X** **First Center Price on the Trading Board** *1



X × 2.3
(Upper limit)
X × 0.75
(Lower limit)
Regular renewal price interval
Regular renewal price interval
Limits of the above-described matching mechanism (for the initial price)
Price limits of the initial price
Initial Price
After the initial price is determined, the price will be determined within the normal price limits, according to supply and demand
The initial price after listing will be determined after 9:00am, according to supply and demand
On the listing date
9:00am

※This image is for illustrative purposes only and does not indicate any actual trading price or equity value of SFGI shares.

*1 The first center price on the trading board is the price that is used as a basis for the matching mechanism until the initial price is determined and does not indicate any actual trading price or the equity value of SFGI shares, for which trading is scheduled to start from Monday, September 29, 2025.

*2 The details of the matching mechanism before determining the initial price will be announced on the TSE website one business day prior to the listing date.

8

9 Sony’s Relationship with Sony FG after the Spin-off *1 Depending on investment opportunities, market environment, and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out. The Financial Services business is expected to continue to be an important business for the Sony Group even after the Spin-off. Sony intends to continue licensing the Sony brand and providing support for the Financial Services business’s further growth such as through Sony’s technology, IP and IT infrastructure. SFGI plans to repurchase its shares in order to mitigate the impact of the Spin-off on the supply and demand of SFGI shares after its listing, and to improve capital efficiency at SFGI after its listing. Sony’s equity interest in SFGI shares is expected to remain at slightly less than 20% after the planned share repurchase by SFGI. Sony’s Capital Relationship with SFGI Current 100% After share repurchase by SFGI Slightly less than 20% After the Spin-off, Sony will continue holding SFGI shares and SFGI will become an affiliate of Sony accounted for using the equity method ‒ SFGI plans to repurchase its own shares amounting to approximately 100 billion yen over a period from its listing until the end of March 2027 *1. The establishment of a facility for each repurchase of SFGI shares is expected to be resolved at SFGI’s Board in the future ‒ After the listing, as a result of SFGI's repurchase of shares of its shares, the total of number outstanding SFGI shares (excluding its treasury stock) is expected to decline, and therefore, Sony's equity interest in SFGI shares is expected to increase ‒ Sony’s equity interest in the SFGI shares is expected to be slightly less than 20% after the share repurchase by SFGI Reinforcing branding through continued use of the Sony brand ‒ SFGI and its subsidiaries are allowed to continue using the Sony brand in principle as long as Sony holds SFGI shares even after the execution of the Spin-off ‒ SFGI is expected to be able to further strengthen its strong customer base supported by the cross-business collaboration with the Sony Group Improving the value provided to Sony FG customers by leveraging Sony’s strengths in technology, IP and IT infrastructure ‒ Borderless Digital Banking leveraging Web3-related technologies (digital asset wallets and stablecoins) ‒ Data analysis and utilization (such as for sales support for Lifeplanner sales specialists and digital transformation for care staff in the area of nursing care, etc.) ‒ Customer support assistance utilizing AI ‒ Utilization of game-related technologies and content for use in rehabilitation Sony’s Business Relationship with Sony FG

10 Treatment for Holders of Sony ADRs Holders of Sony ADRs Sony ADR Holders of Sony/SFGI ADRs Sony ADR SFGI ADR Record date for Sony ADRs First date of trading for SFGI ADRs on the OTC Market First date to accept issuance and cancellation of SFGI ADRs Distribution date of SFGI ADRs to DTC by JPMorgan Depositary DTC Holders of Sony ADRs JPMorgan, as the depositary for Sony ADRs, plans to establish a new SFGI ADR program and distribute SFGI ADRs to holders of Sony ADRs as of the distribution record date for Sony ADRs on Monday, September 29, 2025 (Eastern Time), as a result of the Spin-off*1. *1 SFGI ADRs will be issued under an unsponsored ADR program to be established and administered by JPMorgan and other possible future depositaries independently, without any involvement from Sony or SFGI. *2 The exact schedule will be determined by JPMorgan in consultation with DTC. – The details regarding SFGI ADRs will be explained in a registration statement on Form F-6, which is expected to be filed with the SEC by JPMorgan before the distribution. Please refer to the SEC’s website (URL: https://www.sec.gov/) for more information. – JPMorgan plans to provide holders of Sony ADRs (as of the distribution record date for Sony ADRs) with detailed information in English, including the distribution schedule, applicable fees, the distribution rate, and other terms related to the distribution of SFGI ADRs. – Because SFGI ADRs are not expected to be listed on the New York Stock Exchange or other U.S. securities exchanges, SFGI ADRs will be tradable only on the OTC market in the U.S. September 29, 2025 (Mon) October 6, 2025 (Mon) *2 October 7, 2025 (Tue) *2 （Eastern Time）

Japanese Tax Treatment of the Spin-off

- Sony will not be subject to capital gains tax when it distributes SFGI shares to its shareholders because the Spin-off will be conducted on the assumption that it is a qualified stock distribution under Japanese taxation.
- Additionally, the taxation on the deemed dividend will not apply to the shareholders of Sony shares in connection with the dividends in kind of SFGI shares, and the taxation on the gains or losses will be deferred.
- The acquisition cost[*1,2] of Sony shares and SFGI shares applicable to the shareholders for tax purposes immediately after the Spin-off will be the amounts calculated using the proportion of distributed assets.
- As of today, the estimated proportion of distributed assets is expected to be approximately "0.20". The proportion of distributed assets is currently expected to be determined in mid September 2025. Additional information will be provided once determined.

Image of calculation method of the acquisition cost[*1,2] of Sony and SFGI shares immediately after the Spin-off

*This image describes the tax treatment of the Spin-off in Japan for illustrative purposes only, and does not indicate any actual trading price or equity value of Sony shares or SFGI shares.


Y
x (Proportion of distributed assets)
X
Y – X
Z
Acquisition cost of Sony shares per share immediately before the Spin-off (yen)
Acquisition cost of SFGI shares per share immediately after the Spin-off (yen)
Acquisition cost of Sony shares per share immediately after the Spin-off (yen)

(Example of calculating acquisition cost immediately after the Spin-off)

- Assuming the proportion of distributed assets is 0.20
- Assuming 100 Sony shares were purchased at 3,771 yen[*3] per share

X Acquisition cost of SFGI shares = 3,771 yen × 100 shares × 0.20 = 75,420 yen

Z Acquisition cost of Sony shares = Y 3,771 yen × 100 shares – X 75,420 yen = 301,680 yen

*The above-mentioned tax treatments do not exhaustively explain the tax treatment of the Spin-off (the distribution of dividends in kind) or tax procedures required to be taken by shareholders, and do not purport to describe the tax treatment of the distribution of dividends in kind in any jurisdictions other than Japan. For details of the tax treatment in each jurisdiction including Japan, please consult tax specialists.

*1 Based on distribution of dividends in kind at a rate of one SFGI share to one Sony share.
*2 For corporate shareholders, the calculation should be made by replacing "acquisition cost" with "book value (for tax purposes)".
*3 Closing price of Sony shares on the TSE Prime Market as of April 30, 2025.

11

12 Base Price on the Ex-dividend Date Related to the Spin-off *1 Please refer to Sony’s “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025” disclosed on May 14, 2025. *2 The TSE will determine the first center price on the trading board referring to the reference price submitted by Nomura Securities as the listing sponsor. Share Price (Yen) A B C D Closing price of Sony shares on the last trading date with dividend rights (September 26, 2025) Interim (forecast) dividend per Sony share*1 First center price on the trading board of SFGI shares*2 Base price of Sony shares on the ex-dividend date (September 29, 2025) Image of calculation method of the base price on the ex-dividend date of Sony shares As of the ex-dividend date of Sony shares on September 29, 2025, trading on the TSE is expected to be carried out using the per share price calculated by the following image as the base price of Sony shares. The base price is the basis of the price limit for transactions on the exchange (a range within which the price can fluctuate during a day) but does not indicate an actual trading price for any trade of Sony shares conducted on September 29, 2025. The actual price will be determined based on supply and demand. The TSE will separately announce information relating to the trading of shares, including the calculation method of the base price. *This image shows the process of ex-dividend for illustrative purposes only, and does not indicate actual trading price or equity value of Sony shares or SFGI shares.

Changes in Disclosure Classification of Consolidated Results in Relation to the Spin-off

- Upon the resolution of Sony's Board on May 14, 2025, Sony will classify the Financial Services business as a discontinued operation in accordance with IFRS Accounting Standards from Q1 FY2025, and present it separately from continuing operations excluding the Financial Services business.
- After the execution of the Spin-off, Sony plans to apply the equity method to the Financial Services business (SFGI shares that Sony continues to hold), and to record profit or loss from SFGI shares accounted for using the equity method as operating income or loss in continuing operations.

Image of changes in disclosure classification



FY24*1
FY25
Current Disclosure Classification
Disclosure Classification Before the Execution of the Spin-off (1H FY25)
Disclosure Classification After the Execution of the Spin-off (2H FY25)
Consolidated
Sony without Financial Services*1, 2
G&NS
Music
Pictures
ET&S
I&SS
All other / Corporate and elimination*2
Financial Services*3
Consolidated
Continuing Operations *2
G&NS
Music
Pictures
ET&S
I&SS
All other / Corporate and elimination*2
Discontinued Operation*3
Consolidated
Continuing Operations *2
G&NS
Music
Pictures
ET&S
I&SS
All other / Corporate and elimination
Profit or loss from SFGI shares accounted for using the equity method

*1 From Q1 FY25, the results for FY24, the comparative period, will be restated to conform to the classification of continuing operations and the discontinued operation in accordance with IFRS Accounting Standards.
*2 The difference in results of Continuing Operations and results of "Sony without Financial Services" is the amount equivalent to intersegment transactions between the Financial Services segment and other segments, and such difference is expected to be immaterial. This difference also applies to operating cash flows.
*3 The difference in results of the Financial Services segment before being classified as a discontinued operation and results of the Financial Services business after being classified as a discontinued operation is the amount equivalent to depreciation and amortization expenses of the Financial Services segment.

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14 Impact of the Spin-off on Sony’s Consolidated Financial Results *1 The expected decrease in consolidated total equity resulting from the deconsolidation of the Financial Services business as a result of the Spin-off is not reflected in the above example for the sake of simplicity. The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time. Upon the execution of the Spin-off, Sony will deconsolidate the Financial Services business. Major accounting treatments that will affect Sony’s consolidated financial results are as follows: 1. Recording of the difference between the carrying amount and fair value of SFGI shares to be distributed as dividends in kind as net income/loss from a discontinued operation 2. Transfer of the Financial Services business’ AOCI from the consolidated statements of financial position to net income/loss from a discontinued operation on the consolidated statements of income 3. Recording of the difference between the carrying amount and fair value of SFGI shares that Sony continues to hold after the Spin-off in net income/loss from the discontinued operation Regarding the accounting treatment described in 2. above, a considerable one-time loss will be recorded in the consolidated statements of income at the time of the execution of the Spin-off. However, because this loss will be recorded as a loss from a discontinued operation, there will be no impact on operating income and net income from continuing operations. This treatment is a reclassification between items within equity and does not affect the amount of total equity on the consolidated statements of financial position. Consolidated Equity on Consolidated Statements of Financial Position Total ¥8.5 tln AOCI eligible for transfer -¥1.4 tln Retained earnings ¥6.7 tln Common stock and others ¥3.2 tln Total ¥8.5 tln Retained earnings ¥5.3 tln Continuing Operations Common stock and others ¥3.2 tln Consolidated Statements of Income Discontinued Operation Net loss from transfer -¥1.4 tln No impact from transfer (assuming zero net income/loss from continuing operations) （Transferred AOCI to be zero as a result of the transfer） No impact from transfer on total equity Before Transfer After Transfer Transfer*1 *1 Outline of Transfer of AOCI Consolidated Equity on Consolidated Statements of Financial Position (The amounts shown below are for reference, using the balance as of the end of March 2025, and may differ from the actual amounts to be recorded at the time of the execution of the Spin-off.)

15 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.